

Mail Stop 7010

October 12, 2006

via U.S. mail and facsimile

Michael S. Poteshman
Executive Vice President and Chief Financial Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, Florida 32837

> **Re: Tupperware Brands Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Quarters Ended March 31, 2006 and July 1, 2006**
> **File No. 1-11657**

Dear Mr. Poteshman:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document or revise in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page 36</u>

1. In your management's discussion and analysis on pages 17 and 25 and in the notes to your financial statements on page 50, you indicate that interest paid includes make-whole payments of $21.9 million in 2005. Please tell us how this payment is reflected on your statement of cash flows. Please tell us how you determined this presentation was appropriate, with reference to SFAS 95.

<u>Form 10-Q for the period ended July 1, 2006</u>

<u>Note 10 - Segment Information, page 15</u>

2. You disclosed you reorganized your operating segments as a result of changes in your management structure effective with the beginning of the 2006 fiscal year. Given that the rest of your Tupperware operations appear to be presented using a geographical approach in the Europe, Asia Pacific and Mexico, and North America reportable segments, please help us understand how you determined it was appropriate to include the Tupperware operations in Central and South America and the Philippines within the International Beauty reportable segment. In a similar manner, please help us understand how you determined it was appropriate to report the Tupperware and BeautiControl operations in Mexico with Asia Pacific to create an Asia Pacific and Mexico reportable segment. Your explanation should include the following:

   - Please tell us the operating segments based on paragraph 10 of SFAS 131 that are included in the Asia Pacific and Mexico reportable segment. Please tell us how you determined it was appropriate to aggregate these operating segments into one reportable segment based on the aggregation criteria included in paragraph 17 of SFAS 131; and
   - Please tell us the operating segments based on paragraph 10 of SFAS 131 that are included in the International Beauty reportable segment. Please tell us how you determined it was appropriate to aggregate these operating segments into one reportable segment based on the aggregation criteria included in paragraph 17 of SFAS 131.

   Refer to paragraphs 17 and 18 of SFAS 131, EITF 04-10, and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief